UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Tollgrade Communications, Inc.
(Name of Issuer)

Common Stock, par value $.20 per share
(Title of Class of Securities)

889542106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 943,065
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 943,065
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 179,632
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 179,632
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 179,632
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 179,632
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,122,697
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,122,697
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,122,697
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,122,697
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,122,697
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,122,697
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,122,697
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,122,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,122,697
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,122,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,122,697
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,122,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,122,697
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,122,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $.20 per share (the “Shares”), of Tollgrade Communications, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 493 Nixon Road, Cheswick, Pennsylvania 15024.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company (“Starboard”), with respect to the Shares directly and beneficially owned by it;

(ii)	Parche, LLC, a Delaware limited liability company (“Parche”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG Enterprise, Ltd, a Cayman Islands exempted company (“RCG Enterprise”), who serves as the sole non-managing member of Parche and owns all economic interests therein;

(iv)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Starboard and the managing member of Parche;

(v)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of RCG Starboard Advisors and as the investment manager of RCG Enterprise;

(vi)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(vii)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(viii)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(ix)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(x)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 889542106

(b)           The address of the principal office of each of RCG Starboard Advisors, Parche, Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Starboard and RCG Enterprise is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Starboard and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of RCG Enterprise and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Starboard, Parche and RCG Enterprise is serving as a private investment fund.  Each of Starboard and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of RCG Starboard Advisors is acting as the investment manager of Starboard and managing member of Parche.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of RCG Starboard Advisors and the investment manager of RCG Enterprise.  C4S serves as managing member of Ramius. Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Starboard and Parche were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,122,697 Shares beneficially owned in the aggregate by Starboard and Parche is approximately $6,208,087, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 889542106

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons have had discussions with management of the Issuer concerning the Issuer’s announcement on April 11, 2008 that the Issuer had hired an investment firm to help in its ongoing review of strategic alternatives, including the process to be undertaken by the Issuer in that regard.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, further communications with management and the Board of the Issuer, nominating or recommending candidates to serve as members of the Board, having discussions with other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,158,108 Shares outstanding, as of March 29, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2008.

A.	Starboard

(a)	As of the date hereof, Starboard beneficially owns 943,065 Shares.

Percentage: Approximately 7.2%.

(b)	1. Sole power to vote or direct vote: 943,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 943,065
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the date hereof, Starboard beneficially owns 179,632 Shares.

CUSIP NO. 889542106

Percentage: Approximately 1.4%.

(b)	1. Sole power to vote or direct vote: 179,632
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 179,632
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	RCG Enterprise

(a)	RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 179,632 Shares owned by Parche.

Percentage: Approximately 1.4%.

(b)	1. Sole power to vote or direct vote: 179,632
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 179,632
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG Enterprise in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)
As of the date hereof, as the investment manager of Starboard and the managing member of Parche, RCG Starboard Advisors is deemed the beneficial owner of the (i) 943,065 Shares owned by Starboard and (ii) 179,632 Shares owned by Parche.

Percentage: Approximately 8.5%.

(b)	1. Sole power to vote or direct vote: 1,122,697
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,122,697
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

E.	Ramius

(a)	As of the date hereof, as the sole member of RCG Starboard Advisors, Ramius is deemed the beneficial owner of the (i) 943,065 Shares owned by Starboard, and (ii) 179,632 Shares owned by Parche.

Percentage: Approximately 8.5%.

CUSIP NO. 889542106

(b)	1. Sole power to vote or direct vote: 1,122,697
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,122,697
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

F.	C4S

(a)	As of the date hereof, as the managing member of Ramius, C4S is deemed the beneficial owner of the (i) 943,065 Shares owned by Starboard, and (ii) 179,632 Shares owned by Parche.

Percentage: Approximately 8.5%.

(b)	1. Sole power to vote or direct vote: 1,122,697
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,122,697
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

G.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
As of the date hereof, as the managing members of C4S, each of Messrs. Cohen, Stark, Strauss and Solomon is deemed the beneficial owner of the (i) 943,065 Shares owned by Starboard, and (ii) 179,632 Shares owned by Parche.

Percentage: Approximately 8.5%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,122,697
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,122,697

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

CUSIP NO. 889542106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 9, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated June 9, 2008.

99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

CUSIP NO. 889542106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 9, 2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
By: RCG Starboard Advisors, LLC,
       its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RCG ENTERPRISE, LTD
By: Ramius LLC,
       its investment manager

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 889542106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

42,000	5.0000	04/11/08
1,176	4.9900	04/16/08
3,144	4.9900	04/17/08
1,123	4.9900	04/21/08
4,368	4.9877	04/22/08
2,016	4.9825	04/23/08
168	4.9900	04/24/08
420	4.9900	04/28/08
252	4.9967	04/29/08
591	4.9900	04/30/08
16,800	4.3539	05/05/08
6,636	4.4562	05/06/08
4,200	4.4518	05/07/08
18,480	4.3438	05/08/08
11,508	4.3679	05/09/08
84	4.5000	05/12/08
4,368	4.4793	05/15/08
168	4.4800	05/16/08
7,392	4.4631	05/19/08
9,828	4.4774	05/20/08
30,912	4.4906	05/21/08
4,872	4.4905	05/22/08
84,840	4.5402	05/23/08
65,761	4.8276	05/27/08
66,780	4.8506	05/28/08
65,100	5.0143	05/29/08
51,536	5.0393	05/29/08
63,000	5.0597	05/30/08
81,213	5.0033	05/30/08
8,568	5.2092	06/02/08
11,178	5.2111	06/02/08
13,907	5.4983	06/03/08
2,268	5.4359	06/03/08
4,200	5.4710	06/04/08
16,089	5.4711	06/04/08
6,384	5.5971	06/05/08
1,932	5.6200	06/06/08
9,324	5.4914	06/09/08

CUSIP NO. 889542106

PARCHE, LLC

12,720	4.8506	05/28/08
103,161*	4.9200	05/28/08
12,400	5.0143	05/29/08
9,816	5.0393	05/29/08
12,000	5.0597	05/30/08
15,469	5.0033	05/30/08
1,632	5.2092	06/02/08
2,129	5.2111	06/02/08
2,649	5.4983	06/03/08
432	5.4359	06/03/08
800	5.4710	06/04/08
3,064	5.4711	06/04/08
1,216	5.5971	06/05/08
368	5.6200	06/06/08
1,776	5.4914	06/09/08

RCG ENTERPRISE, LTD

8,000	5.0000	04/11/08
224	4.9900	04/16/08
599	4.9900	04/17/08
214	4.9900	04/21/08
832	4.9877	04/22/08
384	4.9825	04/23/08
32	4.9900	04/24/08
80	4.9900	04/28/08
48	4.9967	04/29/08
113	4.9900	04/30/08
3,200	4.3539	05/05/08
1,264	4.4562	05/06/08
800	4.4518	05/07/08
3,520	4.3438	05/08/08
2,192	4.3679	05/09/08
16	4.5000	05/12/08
832	4.4793	05/15/08
32	4.4800	05/16/08
1,408	4.4631	05/19/08
1,872	4.4774	05/20/08
5,888	4.4906	05/21/08
928	4.4905	05/22/08
16,160	4.5402	05/23/08
12,526	4.8276	05/27/08
(103,161)#	4.9200	05/28/08

* Shares were acquired through a cross-trade with RCG Enterprise, Ltd, an affiliate of Parche, LLC.

# Shares were transferred through a cross-trade with Parche, LLC, an affiliate of RCG Enterprise, Ltd.

CUSIP NO. 889542106

SCHEDULE B

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC.	599 Lexington Avenue 20th Floor New York, New York 10022

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 889542106

SCHEDULE C

Directors and Officers of RCG Enterprise, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies